

S 17016536

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SEC Mail Processing Section
FEB 28 2017
Washington DC
415

# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

SEC FILE NUMBER
8-48125

FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/2016 AND ENDING 12/31/2016
MM/DD/YY MM/DD/YY

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: MPI Securities, Inc.

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1000 Lenox Drive
(No. and Street)

Lawrenceville NJ 08648
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Daniel Kerrigan 609-955-5732
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Mercadien, P.C.
(Name – *if individual, state last, first, middle name*)

P.O. Box 7648 Princeton NJ 08543-7648
(Address) (City) (State) (Zip Code)

**CHECK ONE:**

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

## OATH OR AFFIRMATION

I, Daniel M. Kerrigan, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of MPI Securities, Inc., as of February 27, 2017, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

REBECCA L. FORSBERG
Notary Public State of New Jersey
My Commission Expires February 15,2021

Signature

President
Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

# MPI SECURITIES, INC.

## REPORTS PURSUANT TO RULE 17A-5(d) OF THE SECURITIES AND EXCHANGE COMMISSION

## AND

## SUPPLEMENTARY INFORMATION

December 31, 2016


MERCADIEN

# MPI SECURITIES, INC.

## REPORTS PURSUANT TO RULE 17A-5(d) OF THE SECURITIES AND EXCHANGE COMMISSION

## AND

## SUPPLEMENTARY INFORMATION

December 31, 2016

**MPI SECURITIES, INC.**

Table of Contents

December 31, 2016

---

Page Number

**REPORT OF INDEPENDENT REGISITERED PUBLIC ACCOUNTING FIRM**

Board of Directors and Stockholders
MPI Securities, Inc.

We have audited the accompanying statement of financial condition of MPI Securities, Inc. (the "Company") as of December 31, 2016, and the related statements of income, changes in stockholders' equity and cash flows for the year then ended, and the related notes to the financial statements. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2016, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States.

The supplementary information contained in the Computation of Net Capital Under SEC Rule 15c3-1 (the "Supplemental Information") has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The Supplemental Information is the responsibility of the Company's management. Our audit procedures included determining whether the Supplemental Information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Supplemental Information. In forming our opinion on the Supplemental Information, we evaluated whether the Supplemental Information, including its form and content is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the supplementary information contained in the Computation of Net Capital Under SEC Rule 15c3-1 is fairly stated, in all material respects, in relation to the financial statements as a whole.

*Mercadien, P.C.*
*Certified Public Accountants*

February 24, 2017





P.O. Box 7648 • Princeton, NJ 08543-7648 • 609.689.9700 • Fax 609.689.9720 • Mercadien.com

**MPI SECURITIES, INC.**

STATEMENT OF FINANCIAL CONDITION
December 31, 2016

## ASSETS

| | | |
|---|---|---|
| Cash and cash equivalents | $ | 166,976 |
| Accounts receivable | | 27,726 |
| Prepaid expenses | | 5,997 |
| Other assets | | 1,661 |
| Total assets | $ | 202,360 |

## LIABILITIES AND STOCKHOLDERS' EQUITY

| | | |
|---|---|---|
| Liabilities | | |
| Accounts payable | $ | 4,981 |
| Accrued expenses | | 16,435 |
| Advanced deposits | | 50,500 |
| Notes payable - current | | 5,910 |
| Notes payable | | 12,400 |
| Total liabilities | | 90,226 |
| Stockholders' Equity | | |
| Common stock, no par value, $6.77 stated value; 10,000 shares authorized; 8,475 shares issued and 3,075 shares outstanding | | 57,409 |
| Retained earnings | | 95,306 |
| Treasury stock, 5,400 shares at stated value | | (40,581) |
| Total Stockholders' Equity | | 112,134 |
| Total Liabilities and Stockholders' Equity | $ | 202,360 |

See notes to financial statements.

**MPI SECURITIES, INC.**

STATEMENT OF INCOME
Year Ended December 31, 2016

| | |
|---|---|
| Revenues | |
| Advisory fees | $ 105,569 |
| Operating expenses | |
| Advertising | 924 |
| Licensing fees | 8,075 |
| Insurance | 691 |
| Interest | 770 |
| Professional fees | 57,179 |
| Office supplies | 619 |
| Postage and delivery | 105 |
| Tuition reimbursement | 616 |
| Overhead reimbursement | 12,240 |
| Total operating expenses | 81,219 |
| Income before interest income and provision for state income taxes | 24,350 |
| Interest income | 55 |
| Income before provision for state income taxes | 24,405 |
| Provision for state income taxes | 75 |
| Net income | $ 24,330 |

See notes to financial statements.

**MPI SECURITIES, INC.**

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
Year Ended December 31, 2016

| | Common Stock | | Retained | | |
|---|---|---|---|---|---|
| | Shares | Amount | Earnings | Treasury Stock | Total |
| Balances, January 1, 2016 | 3,575 | $ 57,409 | $ 114,512 | $ (33,193) | $ 138,728 |
| Net income | - | - | 24,330 | - | 24,330 |
| Dividends paid | - | - | (31,519) | - | (31,519) |
| Repurchase of common stock | (500) | - | (12,017) | (7,388) | (19,405) |
| Balances, December 31, 2016 | 3,075 | $ 57,409 | $ 95,306 | $ (40,581) | $ 112,134 |

See notes to financial statements.

**MPI SECURITIES, INC.**

STATEMENT OF CASH FLOWS
Year Ended December 31, 2016

| | |
|---|---|
| Cash Flows from Operating Activities | |
| Net income | $ 24,330 |
| Adjustments to reconcile net income to net cash from operating activities | |
| Changes in assets | |
| Accounts receivable | (12,195) |
| Prepaid expenses | (744) |
| Other assets | (1,661) |
| Accounts payable | 4,965 |
| Accrued expenses | 1,882 |
| Advanced deposits | 37,500 |
| Net cash from operating activities | 54,077 |
| Cash Flows from Financing Activities | |
| Payment of notes payable | (5,723) |
| Dividends paid | (31,519) |
| Repurchase of common stock | (19,405) |
| Net cash from financing activities | (56,647) |
| Net change in cash | (2,570) |
| Cash, beginning of year | 169,546 |
| Cash, end of year | $ 166,976 |
| Supplemental Disclosures of Cash Flow Information | |
| Cash paid during the year for: | |
| Income taxes | $ 75 |
| Interest expense | $ 770 |

**MPI SECURITIES, INC.**

NOTES TO FINANCIAL STATEMENTS

---

## A. NATURE OF BUSINESS

MPI Securities, Inc. (the "Company") was incorporated on January 26, 1995, and is a broker-dealer located in Lawrenceville, New Jersey. The Company is registered with the Securities and Exchange Commission (the "SEC") and the State Securities Commission of New Jersey, as well as the securities commissions of other states, and is a member of the Financial Industry Regulatory Authority.

The Company provides merger and acquisition advisory and private placement consulting services to clients throughout the United States.

## B. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

### Basis of Accounting

The financial statements of the Company have been prepared on the accrual method of accounting, recognizing income when earned and expenses when incurred.

### Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP") requires the Company to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

### Cash

For purposes of reporting the statement of cash flows, the Company considers all highly liquid instruments with original maturities of ninety days or less to be cash equivalents.

### Accounts Receivable

Net income is charged with an allowance for uncollectible accounts based on past experience and an analysis of accounts receivable collectability. Accounts deemed uncollectible are charged to the allowance in the year they are deemed uncollectible.

### Revenue Recognition

Revenues related to consulting services are recognized upon acceptance of the contract and/or the submission of a consulting report to the client. Advanced deposits are recognized as income when a report is issued.

### Income Taxes

The Company has elected, with the approval of its stockholders, "S" Corporation status for federal and state income tax purposes, thus, the income is taxed to each of the stockholders. With the exception of certain state corporate income taxes, no provision has been made for corporate income taxes in the accompanying financial statements.

Management evaluated the Company's tax positions as of and for the year ended December 31, 2016, and has determined that there is no liability for uncertain tax positions at December 31, 2016.

## B. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

### Income Taxes (Continued)

The Company did not record any interest or penalties on uncertain tax positions in the accompanying statement of financial position as of December 31, 2016 or in the accompanying statement of activities for the year then ended. If the Company were to incur any income tax liability in the future, interest on any income tax liability would be reported as interest expense and penalties on any income tax liability would be reported as income taxes.

### Subsequent Events

Management has evaluated events for potential recognition and disclosure that occurred after December 31, 2016, and through February 24, 2017, the date the financial statements were available to be issued. No items were determined by management to require disclosure, except for the following matter. Subsequent to December 31, 2016, the Company will redeem 250 shares from an existing stockholder. This transaction will occur shortly after the submission of the final 2016 audit report.

### 15c3-3 Exemption

The Company operates under the provisions of Paragraph (k)(2)(i) of rule 15c3-3 of the SEC and, accordingly, is exempt from the remaining provisions of that rule. Essentially, the requirements of paragraph (k)(2)(i) provide that a broker-dealer who carries no margin accounts, promptly transmits all customer funds and delivers all securities received in connection with its activities as a broker or dealer, does not otherwise hold funds or securities for or owe money or securities to customers, and effectuates all financial transactions between the broker or dealer and his customers through one or more bank accounts, each to be designated as a Special Account for the Exclusive Benefit of Customers of the Company, is qualified to operate under the provisions of Paragraph (k)(2)(i) of rule 15c3-3 of the SEC. Broker-dealers operating under the provisions of (k)(2)(i) are also exempt from the remaining provisions of rule 15c3-3, including the requirement to make the reserve computations under rule 15c3-3.

### Recent Accounting Pronouncements

In August 2014, the FASB issued ASU 2014-15, *Presentation of Financial Statements – Going Concern (Subtopic 205-40): Disclosure of Uncertainties about an Entity's Ability to Continue as a Going Concern.* ASU 2014-15 explicitly requires management to evaluate, at each annual or interim reporting period, whether there are conditions or events that exist which raise substantial doubt about an entity's ability to continue as a going concern and to provide related disclosures. ASU 2014-15 was effective for the Company for the year ended December 31, 2016. The adoption of ASU 2014-15 did not have a material effect on the Company's financial statements or disclosures.

In May 2014, the Financial Accounting Standards Board ("FASB") issued ASU 2014-09, *Revenue from Contracts with Customers (Topic 606)*, requiring an entity to recognize the amount of revenue to which it expects to be entitled for the transfer of promised goods or services to customers. The updated standard will replace most existing revenue recognition guidance in U.S. GAAP when it becomes effective and permits the use of either a full retrospective or retrospective with cumulative effect transition method. In August 2015, the

## B. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

### Recent Accounting Pronouncements (Continued)

FASB issued ASU 2015-14, *Revenue from Contracts with Customers (Topic 606) – Deferral of the Effective Date,* which defers the effective date of ASU 2014-09 by one year. The updated standard will be effective for the Company for the year ending December 31, 2019. The Company has not yet selected a transition method and is currently evaluating the effect that the updated standard will have on the financial statements.

## C. NOTES PAYABLE

In 2014, the Company issued three separate notes payable, which collectively total $29,577, to redeem a total of 1,300 shares from three former stockholders. Each of the notes are payable in five equal installments of principal and interest which commenced in 2015 and will end in 2019. Each note bears interest at an annual rate of 3.25%.

Maturities of notes payable are as follows:

| | | |
|---|---|---|
| 2017 | $ | 5,910 |
| 2018 | | 6,101 |
| 2019 | | 6,299 |
| Total | $ | 18,310 |

## D. MAJOR CUSTOMERS

There were six customers that accounted for approximately 97% of the Company's total revenues for the year ended December 31, 2016. The entire amount in accounts receivable at December 31, 2016, was due from four of these customers.

## E. RELATED PARTY TRANSACTIONS

Management Planning, Inc. ("MPI"), an affiliate, provides management services to the Company and is reimbursed based on actual expenditures incurred and allocated overhead. Actual expenditures incurred by MPI include amounts paid to MPI employees, which is associated with the Company's advisory fees. Management consulting fees for the year totaled $12,240. There were no commission fees paid for the year ended December 31, 2016.

## F. CONCENTRATIONS OF RISK

The Company maintains cash in bank deposit accounts which may, at times, exceed federally insured limits. The Company has not experienced any losses in such accounts. The Company believes it is not exposed to any significant credit risk on cash.

## G. NET CAPITAL REQUIREMENTS

The Company is a registered broker-dealer subject to the SEC Uniform Net Capital Rule 15c3-1. This rule requires that the Company maintain minimum net capital, as defined, of at least the greater of $5,000 or 6 2/3% of aggregate indebtedness, as defined. Net capital and aggregate indebtedness change from day to day, but as of December 31, 2016, the Company had net capital of $76,750, which exceeded its requirements of $6,015 by $70,735.

# SUPPLEMENTARY INFORMATION

**MPI SECURITIES, INC.**

COMPUTATION OF NET CAPITAL UNDER SEC RULE 15c3-1
As of December 31, 2016

| | |
|---|---|
| Stockholders' equity | $ 112,134 |
| Deductions: non-allowable assets | |
| Accounts receivable | (27,726) |
| Prepaid expenses | (5,997) |
| Other assets | (1,661) |
| Non-allowable assets | (35,384) |
| Net capital | 76,750 |
| Minimum capital requirement | 6,015 |
| New capital in excess of minimum requirement | $ 70,735 |
| Aggregate indebtedness | $ 90,226 |
| Ratio of aggregate indebtedness to net capital | 1.18 to 1.00 |

There are no material differences between the preceding computation and the Company's corresponding unaudited part 11A of Form X-17a-5 as of December 31, 2016.

The Company claims an exemption from SEC Rule 15c3-3 under the (k)(2)(i) provision, and therefore, no computation for determination of reserve requirements was necessary.

## EXEMPTION REPORTS

MERCADIEN, P.C.
CERTIFIED PUBLIC ACCOUNTANTS

**REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM**

Board of Directors and Shareholders
MPI Securities, Inc.

We have reviewed management's statements, included in the accompanying Exemption Report Pursuant to Rule 17A-5(d)(4), in which (a) MPI Securities, Inc. (the "Company") identified the following provisions of 17 C.F.R. § 240.15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3: (2)(i) (the "exemption provisions") and (b) the Company stated that the Company met the identified exemption provisions throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of 17 C.F.R. § 240.15c3-3.

*Mercadien, P.C.*
*Certified Public Accountants*

February 24, 2017

- American Institute of Certified Public Accountants
- New Jersey Society of Certified Public Accountants
- New York Society of Certified Public Accountants
- Pennsylvania Institute of Certified Public Accountants
- Registered with the PCAOB



*P.O. Box 7648 • Princeton, NJ 08543-7648 • 609.689.9700 • Fax 609.689.9720 • Mercadien.com*

**MPI SECURITIES, INC.**
**EXEMPTION REPORT PURSUANT TO RULE 17A-B(a)(4)**

---

On behalf of MPI Securities, Inc., I, as FinOp, attest to the following as required by the SEC in conjunction with our annual audit report for the period ended December 31, 2016:

- MPI Securities, Inc. claims an exemption from SEC Rule 15c3-3 under the K(2)(i) provision.
- MPI Securities, Inc. did not hold any customer funds or securities at any time during the year.
- MPI Securities, Inc. met the identified exemption provisions throughout the reporting period without exception.



Daniel M. Kerrigan
FINOP

*MPI Securities, Inc.*